Exhibit 4.12

CONTANGO ORE, INC.

DESCRIPTION OF SECURITIES

The following summary of each of our capital stock, Certificate of Incorporation, Bylaws and Rights Agreement (each, as defined below) does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our Certificate of Incorporation, Bylaws and Rights Agreement.

Authorized and outstanding capital stock

Contango ORE, Inc., a Delaware corporation (“we”, or the “Company”) has authorized capital stock consisting of 30,000,000 shares of common stock and 15,000,000 shares of preferred stock. As of August 28, 2019, there were 6,357,113 shares of the Company’s common stock outstanding.

Common Stock

Our Certificate of Incorporation (the “Certificate of Incorporation”) authorizes us to issue 30,000,000 shares of common stock, par value $0.01 per share. As of August 28, 2019, there were 6,357,113 shares of the registrant’s common stock outstanding, all of which are fully paid and non-assessable. Our common stock is traded on the OTCQB tier of the OTC Markets Group Inc. under the symbol “CTGO”.

Holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders and are not entitled to cumulative voting for the election of directors. Upon the liquidation, dissolution or winding up of our business, after payment of all liabilities and payment of preferential amounts to the holders of preferred stock, if any, the shares of common stock are entitled to share equally in our remaining assets. Pursuant to our Certificate of Incorporation, no stockholder has any preemptive rights to subscribe for our securities. The common stock is not subject to redemption.

We do not intend to declare or pay any cash dividends on our common stock. We currently intend to retain future earnings in excess of preferred stock dividends, if any, for operations and to develop and expand our business. We do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination with respect to the payment of dividends on the common stock will be at the discretion of the board of directors of the Company (the “Board”) and will depend on, among other things, operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and other factors the Board deems relevant.

Other Rights

The holders of our common stock have no preemptive rights and no rights to convert their common shares into any other securities, and our common shares are not subject to any redemption or sinking fund provisions.

Preferred Stock

Our Certificate of Incorporation, authorizes us to issue 15,000,000 shares of preferred stock, par value $0.01 per share, in one or more series with such voting powers, full or limited, or no voting powers and such designations, preferences and relative participation, optional or other special rights, and the qualifications, limitations or restrictions thereof as shall be stated in the resolutions of the Board providing for their issuance. As of August 28, 2019, there were no shares of preferred stock issued and outstanding.

Stock Options and Warrants

As of August 28, 2019, we had no outstanding stock options or warrants to purchase shares of common stock. We have in the past issued, and may in the future issue restricted shares of common stock to certain officers and directors and to third-party consultants.

Rights Plan

On December 20, 2012, the Board entered into a Rights Agreement, which was subsequently amended on March 21, 2013, September 29, 2014, December 18, 2014, November 11, 2015, and April 22, 2018 (as amended, the “Rights Agreement”), with Computershare Trust Company, N.A., as Rights Agent, and declared a dividend distribution of one Right for each outstanding share of common stock of the Company to stockholders of record at the close of business on December 20, 2012. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a “Unit”) of the Series A Junior Preferred Stock, par value $.01 per share, of the Company (the “Preferred Stock”), or a combination of securities and assets of equivalent value, at a purchase price of $80 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement.

Initially, ownership of the Rights are evidenced by the common stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the shares of common stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock (the “Stock Acquisition Date”), or (ii) the close of business on such date as may be fixed by the Board, which date shall not be more than 65 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of common stock. Until the Distribution Date, (i) the Rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after December 20, 2012 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for shares of common stock outstanding will also constitute the transfer of the Rights associated with the shares of common stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and are scheduled to expire at the close of business on December 19, 2019, unless the Rights Agreement is extended by the Board by amendment to the Rights Agreement, unless earlier redeemed by the Company as described below or unless a transaction under Section 13(d) of the Rights Agreement has occurred.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the shares of common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, and except in connection with the exercise of employee stock options or stock appreciation rights or under any other benefit plan for employees or directors or in connection with the exercise of warrants or the conversion of convertible securities, only shares of common stock issued after December 20, 2012 and prior to the earlier of the Distribution Date or the Expiration Date will be issued with Rights.

Except in the circumstances described below, after the Distribution Date each Right will be exercisable for one one-hundredth of a Preferred Stock (a “Preferred Stock Fraction”). The voting and dividend rights of the shares of Preferred Stock are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the shares of common stock of the Company. In lieu of issuing certificates for Preferred Stock Fractions which are less than an integral multiple of one Preferred Stock (i.e., 100 Preferred Stock Fractions), the Company may pay cash representing the current market value of the Preferred Stock Fractions.

In the event that at any time following the Stock Acquisition Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its shares of common stock remain outstanding, (ii) a Person becomes the beneficial owner of more than 15% of the then outstanding shares of common stock other than pursuant to a tender offer that provides fair value to all stockholders, (iii) an Acquiring Person engages in one or more “self-dealing” transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs that results in such Acquiring Person’s ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. In lieu of requiring payment of the Purchase Price upon exercise of the Rights following any such event, the Company may permit the holders simply to surrender the Rights, in which event they will be entitled to receive common stock (and other property, as the case may be) with a value of 50% of what could be purchased by payment of the full purchase price. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in clauses (i), (ii), (iii) or (iv) of this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person who was involved in the transaction giving rise to any such event will be null and void.

For example, assuming an exercise price of $80 per Right, each Right not otherwise voided following an event set forth in the preceding paragraph would entitle its holder to purchase $160 worth of shares of common stock (or other consideration, as noted above) for $80. Assuming that the shares of common stock had a per share value of $20 at such time, the holder of each valid Right would be entitled to purchase eight shares of common stock for $80. Alternatively, the Company could permit the holder to surrender each Right in exchange for stock or cash equivalent to four shares of common stock (with a value of $80) without the payment of any consideration other than the surrender of the Right.

In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger that is described in, or that follows a tender offer or exchange offer described in, the second preceding paragraph), or (ii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. Again, provision is made to permit surrender of the Rights in exchange for one-half of the value otherwise purchasable. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

The purchase price payable and the number of Units of shares of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Preferred Stock, (ii) if holders of the shares of Preferred Stock are granted certain rights or warrants to subscribe for shares of Preferred Stock or convertible securities at less than the current market price of the shares of Preferred Stock, or (iii) upon the distribution to holders of the shares of Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Preferred Stock on the last trading date prior to the date of exercise.

At any time after a Person becomes an Acquiring Person and prior to the acquisition by such Person or group of fifty percent (50%) or more of the outstanding shares of common stock, the Board may exchange all or part of the Rights (other than Rights held by such Person or group which may have become void), in whole or in part, for shares of common stock having a value equal to the spread between the value of shares of common stock issuable upon exercise of a Right and the exercise price.

At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment. The ten day redemption period may be extended by the Board so long as the Rights are still redeemable. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of Preferred Stock (or other consideration) of the Company or for common shares of the acquiring company as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board so long as the rights are redeemable by the Board except to reduce the redemption price. After such time, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, and our Certificate of Incorporation and our Bylaws (the “Bylaws”) described below, contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are not subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	the transaction is approved by the Board before the date the interested stockholder attained that status;
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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; and

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on or after such time, the business combination is approved by the Board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Certificate of Incorporation and Bylaws

Provisions of our Certificate of Incorporation and Bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, our Certificate of Incorporation and Bylaws:

●	permit the Board to issue up to 15,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;
●	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office;
●	provide that our Bylaws may only be amended by the affirmative vote of the majority of the Board or the holders of two-thirds of our then outstanding common stock;
●	provide that special meetings of our stockholders may only be called by the Board, the president or the holders of a majority of our then outstanding common stock;
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eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the DGCL and indemnify our directors and officers to the fullest extent permitted by the DGCL;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice; and

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do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

Limitation of Liability and Indemnification Matters

Our Certificate of Incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

●	for any breach of the director’s duty of loyalty to the corporation or its stockholders;
●	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
●	for unlawful payment of dividend or unlawful stock purchase or redemption; or
●	for any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation and Bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We believe that the limitation of liability provision in our Certificate of Incorporation will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.